Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

January 8, 2014

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Annual Form N-CSR for Fiscal Period Ended May 31, 2013

Ladies and Gentlemen:

Ms. Christina Fettig of the staff of the Securities and Exchange Commission (the “Commission”) provided comments on the Trust’s Annual Form N-CSR for the fiscal period ended May 31, 2013.  Set forth below are the comments provided and the Trust’s response to each:

VFM Steadfast Fund

COMMENT 1:
Management’s Discussion of Fund Performance (“MDFP”) should be consistent with the fund’s operations.  If a fund has significant derivatives exposure in its financial statements, or if the fund’s registration statement discloses principal investment strategies that include the use of derivatives, the MDFP should discuss the effect of those derivatives on the fund’s performance, or include derivatives-related disclosure.  Guidance in this matter is provided in Derivatives-Related Disclosure by Investment Companies, Letter from Barry D. Miller, Associate Director, Division of Investment Management, U.S. Securities and Exchange Commission, to Karrie McMillan, General Counsel, ICI (July 30, 2010) (“2010 Staff Derivatives Disclosure Letter”).

RESPONSE:	As a preliminary matter, please note that the VFM Steadfast Fund has terminated its operation and been liquidated. Notwithstanding the foregoing, the Trust will follow the guidance provided.

The Trust will instruct each of the investment advisers of the Trust’s series in their respective MDFP, to the extent that it is applicable, to comply with the derivatives-related disclosure discussion in the 2010 Staff Derivatives Disclosure Letter and other relevant documents.

COMMENT 2:	Any Preferred Stocks identified in the Schedule of Investments (“SOI”) should disclose the current rate, if there is one. See page 8 of VFM Steadfast Fund’s SOI.

RESPONSE:	The Trust will, in the future, to the extent possible, include a rate for Preferred Stocks identified in a fund’s SOI.

Cincinnati Asset Management Funds:
Broad Market Strategic Income Fund

COMMENT:
In Note 4 (at page 16), “Transactions with Related Parties,” there is the following statement regarding the Fund’s Investment Adviser recouping advisory fee reductions and expense reimbursements made pursuant to the Investment Adviser’s contractual expense limitation agreement.

“Advisory fee reductions and expense reimbursements by the Adviser are subject to repayment by the Fund for a period of three years after such fees and expenses were incurred, provided that the repayments do not cause the Fund’s ordinary operating expenses to exceed the expense limitation at the time the repayment occurs.” (emphasis added)

Repayment of advisory fee reductions and expense reimbursements by the Adviser must not cause the Fund’s ordinary operating expenses to exceed the expense limitation in effect at the time the advisory fee reductions and expense reimbursements were made.

RESPONSE:	In future financial reports, the Trust will change the disclosure in the Notes for all of its series with expense limitation agreements to read:

“Advisory fee reductions and expense reimbursements by the Adviser are subject to repayment by the Fund for a period of three years after such fees and expenses were incurred, provided that the repayments do not cause the Fund’s ordinary operating expenses, at the time the repayment occurs, to exceed the expense limitation in effect at the time the advisory fee reductions and expense reimbursements were made.” (emphasis added).

APEXcm Small/Mid Cap Growth Fund

COMMENT:
In Note 6 (at page 18), “Sector Risk,” it is disclosed that as of May 31, 2013, the Fund had 29.6% of the value of its net assets invested in stocks within the Information Technology sector.  In the Fund’s SAI, the “Fundamental Restrictions” in regard to “Concentration” states:  “The Fund will not invest more than 25% of its total assets in a particular industry or group of industries.”

RESPONSE:
The disclosure in Note 6 pertains to the Information Technology Sector as a whole.  For purposes of complying with the Fundamental Restrictions as disclosed in the SAI, the Trust distinguishes between a Sector and the sub-set of industries that constitute that Sector.  The largest sub-set of industries within the Information Technology Sector the Fund held as of May 31, 2013 was IT Services, which comprised 10.7% of the Fund’s net assets invested in stocks, see page 8 of APEXcm Small/Mid Cap Growth Fund’s SOI.

General

COMMENT 1:	For each series of the Trust, in the Statement of Assets and Liabilities, any amounts payable to the Trustees of the Trust must be stated separately, pursuant to Regulation S-X, Rule 6-04(12)(b)(1).

RESPONSE:
There were no amounts payable to the Trustees of the Trust as of May 31, 2013.  In the event that there are any amounts payable to the Trustees of the Trust as of the end of any reporting period, those payables will be stated separately.

COMMENT 2:
For each series of the Trust that holds derivatives, FAS No. 161 (Disclosures About Derivative Investments and Hedging Activities – An Amendment of FASB Statement No. 133) requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entities financial position, financial performance and cash flows.

RESPONSE:	The Trust will provide disclosure compliant with FAS No. 161 for each series holding derivatives and related hedge items.

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary

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